EXHIBIT 99.1

Statement re Notification of Interest of Directors and Connected Persons

Xenova Group PLC
7 December 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  NAME OF COMPANY
    XENOVA GROUP PLC

2) NAME OF DIRECTOR
a) DAVID OXLADE
b) DANIEL ABRAMS
c) JOHN WATERFALL

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 2 ABOVE

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF SHARE OPTIONS - SEE 17 BELOW

7)  Number of shares/amount of
    stock acquired

N/A

8)  Percentage of issued Class

N/A

9)  Number of shares/amount
    of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

 IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE
FOLLOWING BOXES

17) Date of grant

6 DECEMBER 2004

18) Period during which or date on which exercisable

1)    6 DECEMBER 2007 - 5 DECEMBER 2014
2)    6 DECEMBER 2009 - 5 DECEMBER 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

     ORDINARY 1P SHARES
a)    1) 1,200,000    2) 300,000
b)    1) 800,000      2) 200,000
c)    1) 800,000      2) 200,000

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

(POUNDS) 0.06

22) Total number of shares or debentures over which options held following this notification

a)    7,405,796
b)    4,472,766
c)    3,316,014

23) Any additional information

N/A

24) Name of contact and telephone number for queries

SANDRA PRICKETT  - 01753 706600

25) Name and signature of authorised company official responsible for making this notification

DANIEL ABRAMS

Date of Notification
7 DECEMBER 2004